# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIRST NATIONAL CORP /VA/, CIK 0000719402
CUSIP: 32106V107
Title of class of securities: Common Stock, par value $1.25 per share
Address of issuer's principal executive offices: 112 WEST KING STREET, 112 WEST KING STREET, STRASBURG, Virginia (VA), 22657
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0001437749-22-007518
Filed by CIK 0001415023
Persons authorized to receive notices and communications: RDG Filings, 455 S 3rd St, Boise, Idaho (ID), 83702, 415-643-6080

## Reporting persons
- Smith Gerald F JR (CIK 0001415023): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 67,573; shared voting power 335,218; sole dispositive power 67,573; shared dispositive power 335,218; aggregate amount beneficially owned 402,791 (4.5% of the class)
  Comment: Explanatory Note
  
  This Amendment No. 2 to Schedule 13D reflects, among other things, that the Reporting Person (as defined below) no longer holds more than five percent of the Common Stock, par value $1.25 per share (the Common Stock) of First National Corporation, a Virginia corporation (the Issuer). The Reporting Person's ownership of the Common Stock was reduced to below five percent due to the merger of Touchstone Bankshares, Inc. with and into the Issuer, and the issuance of 2,673,640 shares of Common Stock by the Issuer as consideration in such merger.
  
  Therefore, the Reporting Person is no longer required to file a Schedule 13D to report his holdings of Common Stock. Upon the filing of this Amendment No. 2, the Reporting Person will cease to mandatorily report his holdings of Common Stock on Schedule 13D as long as he does not hold more than five percent of the Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.25 per share
Name of issuer: FIRST NATIONAL CORP /VA/
Address of issuer's principal executive offices: 112 WEST KING STREET, 112 WEST KING STREET, STRASBURG, Virginia (VA), 22657
Comment: The class of equity securities to which this Amendment No. 2 to Schedule 13D (the Statement) relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 112 West King Street, Strasburg, Virginia 22657.

## Item 2. Identity and Background
Name of person filing: Gerald F. Smith, Jr.
Residence or business address:
549 Merrimans Lane
Winchester, Virginia
22601-6207
Present principal occupation or employment: Retired
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.
Citizenship: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. The Reporting Person is not reporting any purchases or other acquisitions of Common Stock or other equity securities of the Issuer on this Statement.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person and the trusts described in Item 5(c) of this Statement have completed the transactions described in Item 5(c) as charitable gifts and as part of the estate planning process of the Reporting Person's family, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

The percentage ownership information as presented in Item 5(a) and Item 5(b) is calculated based on 8,970,321 shares of Common Stock issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 14, 2024.

(a) - (b) At December 30, 2024, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 402,791, or approximately 4.5% of the Issuer's issued and outstanding shares of Common Stock.

Reporting Person - Gerald F. Smith, Jr, Amount Beneficially Owned - 402,791, Percent of Class - 4.5%, Sole Power to Vote or Direct the Vote - 67,573*, Shared Power to Vote or Direct the Vote - 335,218**, Sole Power to Dispose or Direct the Disposition - 67,573*, Shared Power to Dispose or Direct the Disposition - 335,218**

* Consists of (i) 15,046 shares of Common Stock held by the G.F. Smith, Jr. Revocable Trust, of which the Reporting Person serves as co-trustee, (ii) 12,372 shares of Common Stock held by The Smith 2012 GST Trust uad 12/03/2012, of which the Reporting Person serves as trustee, and (iii) 40,155 shares of Common Stock held by the Reporting Person in his own name.

** Consists of (i) 245,124 shares of Common Stock held by the Gerald F. Smith, Jr. 2021 GST Trust, of which the Reporting Person serves as co-trustee (the GST Trust), (ii) 72,370 shares of Common Stock held by the Kaye DeHaven Smith Revocable Trust, which was established by the Reporting Person's wife, Kaye DeHaven Smith, and of which Mrs. Smith serves as trustee, (iii) 17,724 shares of Common Stock held by The Smith 2012 Spousal Trust uad 12/03/2012, of which Mrs. Smith serves as co-trustee (the Smith 2012 Spousal Trust); and (iv) 900 shares of Common Stock held by an irrevocable trust for the benefit of the Reporting Person's daughter (the Daughter Trust:), of which the Reporting Person serves as co-trustee. Mr. J. Charles Link serves as co-trustee of the 2021 GST Trust, and shares voting power and disposition power with the Reporting Person with respect to shares of Common Stock held in the 2021 GST Trust. Mr. Link also serves as co-trustee of the Smith 2012 Spousal Trust, and shares voting power and disposition power with Mrs. Smith with respect to shares of Common Stock held in the Smith 2012 Spousal Trust. Mr. David S. Reynolds serves as co-trustee of the Daughter Trust, and shares voting power and disposition power with the Reporting Person with respect to shares of Common Stock held in the Daughter Trust.

Mr. Link is the retired Treasurer of Union First Market Bankshares, with a primary address of 4102 Isaac Circle, Williamsburg, Virginia 23188.

Mrs. Smith is retired and her primary address is 549 Merrimans Lane, Winchester, Virginia 22601-6207.

Mr. Reynolds is the retired Chief Financial and Operations Officer of St. Christopher's School, with a primary business address of 104 Tuckahoe Boulevard, Richmond, Virginia 23226.

During the last five years, none of Mr. Link, Mrs. Smith, or Mr. Reynolds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mr. Link, Mrs. Smith, and Mr. Reynolds is a citizen of the United States of America.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover page to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

The percentage ownership information as presented in Item 5(a) and Item 5(b) is calculated based on 8,970,321 shares of Common Stock issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 14, 2024.

(a) - (b) At December 30, 2024, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 402,791, or approximately 4.5% of the Issuer's issued and outstanding shares of Common Stock.

Reporting Person - Gerald F. Smith, Jr, Amount Beneficially Owned - 402,791, Percent of Class - 4.5%, Sole Power to Vote or Direct the Vote - 67,573*, Shared Power to Vote or Direct the Vote - 335,218**, Sole Power to Dispose or Direct the Disposition - 67,573*, Shared Power to Dispose or Direct the Disposition - 335,218**

* Consists of (i) 15,046 shares of Common Stock held by the G.F. Smith, Jr. Revocable Trust, of which the Reporting Person serves as co-trustee, (ii) 12,372 shares of Common Stock held by The Smith 2012 GST Trust uad 12/03/2012, of which the Reporting Person serves as trustee, and (iii) 40,155 shares of Common Stock held by the Reporting Person in his own name.

** Consists of (i) 245,124 shares of Common Stock held by the Gerald F. Smith, Jr. 2021 GST Trust, of which the Reporting Person serves as co-trustee (the GST Trust), (ii) 72,370 shares of Common Stock held by the Kaye DeHaven Smith Revocable Trust, which was established by the Reporting Person's wife, Kaye DeHaven Smith, and of which Mrs. Smith serves as trustee, (iii) 17,724 shares of Common Stock held by The Smith 2012 Spousal Trust uad 12/03/2012, of which Mrs. Smith serves as co-trustee (the Smith 2012 Spousal Trust); and (iv) 900 shares of Common Stock held by an irrevocable trust for the benefit of the Reporting Person's daughter (the Daughter Trust:), of which the Reporting Person serves as co-trustee. Mr. J. Charles Link serves as co-trustee of the 2021 GST Trust, and shares voting power and disposition power with the Reporting Person with respect to shares of Common Stock held in the 2021 GST Trust. Mr. Link also serves as co-trustee of the Smith 2012 Spousal Trust, and shares voting power and disposition power with Mrs. Smith with respect to shares of Common Stock held in the Smith 2012 Spousal Trust. Mr. David S. Reynolds serves as co-trustee of the Daughter Trust, and shares voting power and disposition power with the Reporting Person with respect to shares of Common Stock held in the Daughter Trust.

Mr. Link is the retired Treasurer of Union First Market Bankshares, with a primary address of 4102 Isaac Circle, Williamsburg, Virginia 23188.

Mrs. Smith is retired and her primary address is 549 Merrimans Lane, Winchester, Virginia 22601-6207.

Mr. Reynolds is the retired Chief Financial and Operations Officer of St. Christopher's School, with a primary business address of 104 Tuckahoe Boulevard, Richmond, Virginia 23226.

During the last five years, none of Mr. Link, Mrs. Smith, or Mr. Reynolds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mr. Link, Mrs. Smith, and Mr. Reynolds is a citizen of the United States of America.
Transactions in the class effected during the past sixty days:
The Reporting Person has effected the following transactions in Common Stock during the past 60 days. For a description of the purpose of these transactions, see Item 4 of this Statement.

Date - 12/16/2024, Shares Transferred - 6,186, Transferor - The Smith 2012 GST Trust uad 12/03/2012, Recipient - Kaye DeHaven Smith Revocable Trust, Price per Share - $24.86, Description of Transaction - Transfer of shares of Common Stock as part of the estate planning process of the Reporting Person's family.

Date - 12/17/2024, Shares Transferred - 6,186, Transferor - Kaye DeHaven Smith Revocable Trust, Recipient - Charitable Organization, Price per Share - N/A, Description of Transaction - Charitable gift of shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on October 1, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's responses to Item 4 and Item 5 are incorporated by reference herein. In addition, the Reporting Person is a director of the Issuer.

Except as disclosed in or incorporated by reference into this Item 6 of this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Smith Gerald F JR: /s/ Gerald F. Smith, Jr., Gerald F. Smith, Jr. (12/30/2024)